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14040175

SEC
Processing
Section

MAR 04 2014

Washington DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1, 2013 (MM/DD/YY) AND ENDING 12-31-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLINGER & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6505 CLAWSON STREET
(No. and Street)

HOUSTON, TX 77055-7103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN E. CLINGER 713-682-6785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NT TUTTLE, CPA
(Name – *if individual, state last, first, middle name*)

1901 POST OAK PARK DRIVE #4202 HOUSTON, TX 77027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mn

OATH OR AFFIRMATION

I, NORMAN E. CLINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLINGER & CO., INC., as of DEC 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERELLY G. POSANA
Notary Public, State of Texas
My Commission Expires
DECEMBER 14, 2014

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Clinger & Company, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditors Report Thereon and Supplemental Report on Internal Controls

For the Year-Ended December 31, 2013

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Clinger & Company, Inc.

I have audited the accompanying statement of financial condition of Clinger & Company, Inc. (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States (PCAOB). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 27, 2014

Nathan T. Tuttle, CPA

Clinger & Company, Inc.

Financial Statements

Statement of Financial Condition
As of December 31, 2013

ASSETS	
Cash and Cash Equivalents	$ 9,415
Investments - Gold @ FMV	25,248
Commissions Receivable	7
TOTAL CURRENT ASSETS	34,670
TOTAL LONG-TERM ASSETS	-
TOTAL ASSETS	$ 34,670
LIABILITIES and MEMBERS' EQUITY	
LIABILITIES	
Accounts Payable	-
TOTAL CURRENT LIABILITIES	-
TOTAL LONG-TERM LIABILITIES	-
TOTAL LIABILITIES	-
STOCKHOLDER'S EQUITY	
COMMON STOCK 1,000 SH ISSUED & OUTSTANDING	1,000.
PAID-IN-CAPITAL	28,916
RETAINED EARNINGS	4,092
NET INCOME	662
TOTAL STOCKHOLDER'S EQUITY	$ 34,660

Clinger & Company, Inc.

Financial Statements

Statement of Operations
As of December 31, 2013

Revenues	
Commissions	$ 64,316
Total Revenue	$ 64,316
Operating Expenses	
Auto Expense	6,548
Commissions	6,724
Contract Labor	3,422
Dues and Subscriptions	4,779
Insurance Expense	18,350
Office Expense	9,825
Professional Fees	3,000
Salaries - Officers	-
Licenses and Permits	1,401
Telephone and Internet	4,261
Travel and Entertainment	2,438
Total Operating Expenses	$ 60,748
Other Income	
Net Unrealized Loss on Investments	(2,905)
Interest and Dividend Income	
Total Other Income	(2,905)
Income	662
Tax Provision	-
Net Income	$ 662

Clinger & Company, Inc.
Financial Statements

Statement of Cash Flow
As of December 31, 2013

Cash Flows from Operating Activities:	
Net Income	$ 662
Changes in Operating Assets and Liabilities:	
Investments	2,905
Commissions Receivable	4
Accounts Payable	(401)
Net Cash Provided by Operating Activities	3,170
Cash Flows for Investing Activities	-
Cash Flows from Financing Activities:	-
Net Increase in Cash	3,170
Cash at Beginning of Year	6,245
Cash at End of Year	$ 9,415

<u>SUPPLEMENTAL INFORMATION</u>

Interest Paid	$ -
Income Taxes Paid	$ 374

Clinger & Company, Inc.
Financial Statements

Statement of Changes in Ownership Equity
As of December 31, 2013

	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings
Balance, December 31, 2012	1,000	$ 1,000	$ 28,916	$ 4,092
Distribution			-	
Contribution			-	
Net Income				662
Balance, December 31, 2013	1,000	$ 1,000	$ 28,916	$ 4,754

The accompanying notes are an integral part of these financial statements.

Clinger & Company, Inc.
Financial Statements

Statement of Changes in Subordinated Liabilities
As of December 31, 2013

Balance of Subordinated Claims at January 1, 2013		$ -
Additions	$ -	
Subtractions	$ -	
Balance of Subordinated Claims at December 31, 2013		$ -

Clinger & Company, Inc.

Notes to Financial Statements
As of December 31, 2013

NOTE A -SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Clinger & Co, Inc. (the "Company"), a Texas limited partnership, was formed in January 1966. It is a member of the Financial Industry Regulatory Authority (FJNRA). As a limited broker-dealer, the Company operated under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provide that it will not maintain any margin accounts, will promptly transmit all customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. The Company's revenues are primarily from commissions warned from various mutual funds. The Company's accounts receivable are from brokers and dealers in securities, Consequently, the Company's ability to collect the amounts is affected by economic fluctuations in the securities industry.

Description of Business

The Company, located in Houston, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable -Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services rendered.

Income taxes

Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others.
During the year ended December 31, 2012, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C-OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2012, management of the Company had not been notified by the clearing broker-dealer nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE D - FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

> *Level 1* – Quoted, active market prices for identical assets or liabilities. Level 1also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets
> or liabilities. The Company did have any Level 1 assets.
>
> *Level 2* – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

	Level 1	Level 2	Level 3	Total
Assets				
Gold	-	$25,248	-	$25,248
Securities	-	-	-	-
Total	-	$25,248	-	$25,248

NOTE E - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 27, 2014, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Clinger & Company, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934 As of and for the Year-Ended December 31, 2013

Computation of Net Capital

Total Stockholder's Equity			$34,670
Non-Allowable Assets			
Total Non-Allowable Assets			$ -
Haircuts on Securities Positions		$ 5,050	
Undue Concentration Charges		$ -	
Total Securities Charges			$ 5,050
Net Allowable Capital			$ 29,620

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ -
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 24,620

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	-
Percentage of Aggregate Indebtedness to Net Capital	0.00%

Reconciliation of Computation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2013		$ 29,248
Adjustments			
Change in Equity		$ 372	
Change in Non-Allowable Assets		$ -	
Change in Securities Charges		$ -	
Net Capital per Audit			$ 29,620
Reconciled Difference			$ -

Clinger & Company, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2013

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $29,620 which was $24,620 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no materials inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); the Company shall maintain a "Special Account for the Exclusive Benefit of customers".

Statement Related to SIPC Reconciliation Requirement

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Report on Internal Control
For the Year-Ended December 31, 2013

To the Shareholder and
Board of Directors
Clinger & Company, Inc.
6505 Clawson St.
Houston, TX 77055-7103

I have audited the accompanying statement of financial condition of Clinger & Company, Inc. (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States (PCAOB). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 27, 2014

Nathan T. Tuttle, CPA